

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 11, 2023

Yujun Xiao
Chief Executive Officer
HUHUTECH International Group Inc.
3-1208 Tiananzhihui Compound
228 Linghu Road
Xinwu District, Wuxi City, Jiangsu Province
People's Republic of China 214135

> **Re: HUHUTECH International Group Inc.**
> **Registration Statement on Form F-1**
> **Filed on March 30, 2023**
> **File No. 333-270958**

Dear Yujun Xiao:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 22, 2023 letter.

Form F-1 filed March 30, 2023

General

1. Please update your audited financial information and Management Discussion and Analysis of Financial Condition and Results of Operations in your next amendment.

You may contact Kevin Stertzel at 202-551-3723 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Herbers at 202-551-8028 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Yarona L. Yieh